    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 17, 1995

                             ---------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------

                                 SCHEDULE 14D-1
                             Tender Offer Statement
                          Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                               (Amendment No. 2)

                                      and

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                            THE C. R. GIBSON COMPANY
                           (Name of subject company)

                            NELSON ACQUISITION CORP.
                              THOMAS NELSON, INC.
                                   (Bidders)

                         Common Stock, $0.10 par value
                         (Title of class of securities)

                                  374762-10-2
                     (CUSIP number of class of securities)

                                 JOE L. POWERS
                     EXECUTIVE VICE PRESIDENT AND SECRETARY
                              THOMAS NELSON, INC.
                         NELSON PLACE AT ELM HILL PIKE
                        NASHVILLE, TENNESSEE 37214-1000
                           TELEPHONE: (615) 889-9000
            (Name, address and telephone number of person authorized
          to receive notices and communications on behalf of bidders)

                                    Copy to:

                           JAMES H. CHEEK, III, ESQ.
                               BASS, BERRY & SIMS
                             FIRST AMERICAN CENTER
                           NASHVILLE, TENNESSEE 37238
                           TELEPHONE: (615) 742-6200

                       Exhibit Index is Located on Page 4

                                  TENDER OFFER

     Nelson Acquisition Corp., a Delaware corporation ("Offeror") and wholly-owned subsidiary of Thomas Nelson, Inc., a Tennessee corporation ("Parent"), hereby amends and supplements, as set forth below, its Tender Offer Statement on Schedule 14D-1 and Schedule 13D (the "Statement"), originally filed on September 19, 1995 and amended by Amendment No. 1 to the Statement, filed September 27, 1995 (which together with any amendments hereto or thereto, collectively, constitute the "Statement"), with respect to its offer to purchase all outstanding shares of common stock, par value $0.10 per share (the "Shares"), of The C.R. Gibson Company, a Delaware corporation ("Company"), at a price of $9.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 19, 1995, as supplemented and amended by the Supplement to the Offer to Purchase, dated October 16, 1995, filed hereto as Exhibit (a)(10) (together, the "Offer to Purchase"). The Offer to Purchase and the related Letter of Transmittal previously filed as Exhibit (a)(2) hereto together with any amendments or supplements hereto or thereto, collectively constitute the "Offer." Unless otherwise indicated herein, each capitalized term used and not defined herein shall have the meaning assigned to such term in the Statement or in the Offer to Purchase.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     Item 1 is hereby amended as follows:

          (b) The information set forth in the Introduction and Section 1 ("Amended Terms of the Offer") of the Supplement to the Offer to Purchase (the "Supplement"), and the Press Release, dated October 17, 1995, filed hereto as Exhibit (a)(11), is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     Item 7 is hereby amended as follows:

          The information set forth in the Introduction and Section 3 ("The Amended Tender Offer and Merger Agreement") of the Supplement is incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION.

     Item 10 is hereby amended as follows:

          (b)-(c) The information set forth in Section 1 ("Amended Terms of the Offer") of the Supplement is incorporated herein by reference.

          (e) The information set forth in the Introduction of the Supplement, the Memorandum of Understanding, dated October 16, 1995, between counsel for the Company and the directors of the Company and counsel for Crandon Capital Partners (the "Memorandum of Understanding") filed hereto as Exhibit (g)(3) and the Press Release, dated October 17, 1995, filed hereto as Exhibit (a)(11), is incorporated herein by reference.

          (f) The information set forth in the Supplement, the Press Release, dated October 17, 1995, Amendment No. 1 to Tender Offer and Merger Agreement, dated as of October 16, 1995, among Parent, Offeror and the Company and the Memorandum of Understanding, copies of which are attached hereto as Exhibits (a)(10), (a)(11), (c)(14) and (g)(3), is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 11 is hereby amended to add the following exhibits:

          (a)(10) Supplement to the Offer of Purchase, dated October 16, 1995.

          (a)(11) Press Release, dated October 17, 1995.

          (c)(14) Amendment No. 1 to Tender Offer and Merger Agreement, dated as of October 16, 1995, among Parent, Offeror and the Company.

          (g)(3) Memorandum of Understanding, dated October 16, 1995, between counsel for the Company and directors of the Company and counsel for Crandon Capital Partners.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          NELSON ACQUISITION CORP.

                                          By:       /s/  JOE L. POWERS
                                            ------------------------------------
                                                       Joe L. Powers
                                                         Secretary

                                          THOMAS NELSON, INC.

                                          By:       /s/  JOE L. POWERS
                                            ------------------------------------
                                                       Joe L. Powers
                                                Executive Vice President and
                                                          Secretary

October 16, 1995

                               INDEX TO EXHIBITS

EXHIBIT                                                                              SEQUENTIALLY
  NO.                                      DESCRIPTION                               NUMBERED PAGE
-------       ---------------------------------------------------------------------- -------------
(a)(10)    -- Supplement to the Offer of Purchase, dated October 16, 1995.
(a)(11)    -- Press Release, dated October 17, 1995.
(c)(14)    -- Amendment No. 1 to Tender Offer and Merger Agreement, dated as of
              October 16, 1995, among Parent, Offeror and the Company.
(g)(3)     -- Memorandum of Understanding, dated October 16, 1995, between counsel for the Company and directors of the Company and counsel for Crandon
              Capital Partners.

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